Exhibit 2.1

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (“Agreement”) is made as of the 18th day of December, 2017 (“Effective Date” to be the day folly executed), by and between REASONS AVIATION, LLC, an Arizona limited liability company (“Seller”) and RICH UNCLES NNN OPERATING PARTNERSHIP, LP, a Delaware limited partnership (“Purchaser”). In consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.           SALE OF PROPERTY. Seller agrees to sell, transfer and convey to Purchaser and Purchaser agrees to purchase from Seller, in accordance with the terms of this Agreement to the following (collectively, the “Property”):

(a)          Fee title in and to that certain real property consisting of Lot 1 and Lot 2 in the Santan Technology Park, commonly known as 6877 and 6971 West Frye Road, Chandler, Maricopa County (the “County”), Arizona 85226, legally described on Exhibit A attached hereto and incorporated herein by this reference, together with all rights, privileges, easements and interests appurtenant thereto including, but not limited to, all public roads and rights of way adjacent thereto and all abutters and access rights thereto and all water and mineral rights associated therewith (collectively, the “Land”);

(b)          Those certain two buildings, one building located of each of the two (2) lots, consisting in the aggregate approximately 162,714 rentable square feet, and all other buildings and improvements, if any, located on the Land (the “Improvements” and together with the Land, the “Real Property”);

(c)          Those certain transferable and assignable contracts and warranties listed on attached Schedule 1(c) designated by Purchaser for assignment before the Contingency Date (the “Contracts and Warranties”);

(d)          All fixtures, building systems, carpeting, draperies and other tangible items of personal prope1iy owned by Seller both now and as of the Closing Date and presently affixed, attached to, placed or situated upon the Real Property and used in connection with the ownership, operation, maintenance and occupancy of the Real Property, including HVAC systems, plumbing systems and electrical wiring (excluding any items of personal property leased to Seller or otherwise owned by third parties) (collectively, the “Tangible Personal Property 11 and,

(e)          All intangible personal property relating to the Real Property which Seller may assign without obtaining the consent of any third parties, including but not limited to: all of the names under which the Real Property is being operated (excluding any use of the Av-Air, Inc. name or logo), the plans and specifications for the Improvements and all architectural and engineering studies, reports, drawings and prints relating to the Improvements, all warranties and guarantees relating to the Real Property and the Tangible Personal Property, all licenses, permits, entitlements, approvals, and other written authorization necessary for the zoning, land use, operating, ownership, construction and maintenance of the Real Properly (“Intangible Property”).

Seller further agrees to execute, or cause AvAir, Inc., an Arizona corporation (“Tenant”) to execute, that certain lease for the Property dated as of Closing, an initial draft of which is attached hereto and incorporated herein by reference as Exhibit B and which initial draft shall be replaced and superseded by the form of Lease mutually approved by Seller, Purchaser and Tenant under Section 8(g) below (“Lease”).

2.           PURCHASE PRICE AND PAYMENT. The purchase price (“Purchase Price”) for the Properly is Twenty-Six Million Five Hundred Thousand and 00/100 Dollars ($26,500,000.00), which shall be paid as follows:

(a)          Earnest Money Deposit. Within three (3) days after full execution of this Agreement; Purchaser shall deposit into escrow (“Opening of Escrow”) with WFG National Title Insurance Company (Attn: Shelly Resler - sresler@wfgnationaltitle.com) 2777 East Camelback Road, Suite 110, Phoenix, Arizona 850I 6, telephone 480-865-2949, facsimile 1-602-391-2588 (“Title Company”), an earnest money deposit in the amount of One Million and 00/100 Dollars ($1,000,000.00) (“Earnest Money Deposit”) to be held in accordance with this Agreement and to be invested for the benefit of Purchaser in fully federally insured interest bearing account approved by Purchaser, such Earnest Money Deposit and interest thereon to be applied to the Purchase Price at the closing, hereinafter described (“Closing”). The Earnest Money Deposit shall become fully non-refundable to Purchaser upon expiration of the Contingency Date except as otherwise provided herein, including without limitation, Seller’s default hereunder.

(b)          Payment at Closing. At Closing, Purchaser shall pay the balance of the Purchase Price, subject to prorations and adjustments described herein, by cashier’s check, title company check or by federal wire transfer of funds.

3.           PRORATIONS AND ADJUSTMENTS. The following prorations and adjustments shall be made to the Purchase Price at Closing:

(a)          Taxes. All ad valorem real estate taxes (“Taxes”) imposed on the Property for the year in which Closing occurs and any prior year not then clue and payable shall be Seller’s responsibility.

(b)          Omitted.

(c)          Other Prorated Items. Pursuant to the terms of this Agreement and the Lease, there shall be no prorated items. All expenses associated with the Property until Closing shall be borne by the Seller.

(d)          Release of Encumbrances. On or before Closing, Seller shall cause, at Seller’s cost, any and all assessments, liens, leases or tenancies and other encumbrances affecting the Property, any mechanic’s liens, security interests, mortgages or deeds of trust to be satisfied and released. The proceeds clue at Closing may be applied by Seller to satisfy or pay any such encumbrance.

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(e)          Closing Expenses. Seller shall be responsible for paying for all expenses in connection with the payment of any liens and recording costs to release any liens, Seller’s attorneys’ fees and the premium for Purchaser’s standard coverage policy of title insurance. Purchaser shall be responsible to pay the premium for extended covered policy of title insurance, any title endorsements, the recording fee for the Deed (as defined below), Purchaser’s attorney’s fees, and Purchaser’s tests and inspections. Each party shall pay one-half(½) of the customary escrow or closing fees charged by the Title Company.

4.           REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER. In order to induce Purchaser to enter into this Agreement, and in addition to any other representations, warranties or covenants contained herein, Seller makes the following representations, warranties and covenants, each of which is material to the Purchaser and each of which is effective as of the date of this Agreement and will be effective as of the date of Closing and shall survive the Closing. For purposes of this Article 4 the term “Seller’s knowledge” or “actual knowledge” means the actual, present knowledge of Robert F. Ellis. Seller represents and warrants that Robert F. Ellis is the person within Seller’s organization having (i) direct responsibility for the management of the Property and (ii) the most comprehensive knowledge of the matters set forth in this Article 4.

(a)          Title to Property. Subject to matters disclosed by an accurate ALTA survey of the Property, physical inspection of the Property or in the Commitment (as defined below), the Seller is the owner of fee title to the Property. There are no purchase agreements, leases (except a certain lease for the Property between Seller and Tenant in existence as of the date hereof (the “Existing Lease”)), options or other agreements of any kind, written or oral, choate or inchoate, formal or informal, whereby any person or entity other than Seller has acquired or has any basis to assert any right, title, estate or interest in, or right to possession, use, enjoyment or proceeds of all or any portion of the Property, except as otherwise disclosed in writing to Purchaser. The Existing Lease shall be terminated, and the Lease executed on or before Closing.

(b)          Violations of Law. To Seller’s knowledge, the condition of the Property does not and will not prior to Closing violate any zoning, building, health, fire 01· similar statute, ordinance, regulation or code and the Seller has not received any written notice from any governmental agency alleging any such violations.

(c)          Litigation. There are no pending or, to Seller’s knowledge, threatened matters of litigation, administrative action or examination, claim or demand whatsoever relating to the Property.

(d)          Condemnation. To Seller’s knowledge, Seller has not received any notice of any pending and, to Seller’s knowledge, there is not contemplated any eminent domain, condemnation or other governmental taking of the Property or any part thereof.

(e)          Access and Utilities. Seller has no knowledge of any planned or pending street or road improvement plan which would impair access to the Property. All utilities including, if applicable and if currently providing service to the Prope1ty, without limitation, ,water, electric, telephone, stonn and sanitary sewers, are now available and accessible at the perimeter of the Property. The Property is adjacent to a road and has full and free access to and from such road.

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(f)          Offsite Improvements. Seller has received no written notice of any public improvements in the nature of offsite improvements or otherwise which have been ordered to be made and/or which have not been heretofore assessed including, but not limited to, any road impact fee obligation, and there are no special or general assessments not of record pending or affecting the Property.

(g)          Authority of Signatories; No Breach of Other Agreements. The execution, delivery of and performance under this Agreement is pursuant to authority validly and duly conferred upon Seller and the signatures of Seller hereto. The consummation of the transaction herein contemplated and the compliance by Seller with the terms of this Agreement do not conflict with or result in breach of any of the terms or provisions of, or constitute default under any agreement, arrangement, understanding, accord, document or instrument by which Seller or the Property is bound, and will not and does not constitute a violation of any applicable law, rule, regulation, judgment, order 01· decree of any governmental instrumentality or court, domestic or foreign, to which Seller or the Property is subject.

(h)          All Required Action Taken. All action required pursuant to this Agreement and necessa1yto effectuate the transaction contemplated herein has been or will be taken promptly and in good faith by Seller and its representatives and agents.

(i)          Bills and Invoices. All bills and invoices for labor and material of any kind and relating to the Property, have been paid in full or will be paid in full by Closing, and there are no mechanic’s or materialmen’s liens or other claims outstanding or available to any party in connection with the Property.

(j)          Section 1445(a) Non foreign Person. Seller is not a foreign person for purposes of and is not subject to withholding under Internal Revenue Code Section 1445(a).

(k)          Contracts and Warranties. Attached hereto as Schedule He) is a list of all Contracts and Warranties. Copies of the Contracts and Warranties have been provided to Purchaser prior to the Effective Date. All amounts due and payable under the Contracts and Warranties have been paid and Seller has not received written notice of default under any of the Contracts and Warranties nor, to Seller’s knowledge, are any parties in default under any of the Contracts and Warranties.

(1)         Hazardous Waste. The Property is not, in whole or in part, on a landfill and there are no storage tanks or related pipes, vents or other equipment in, on, under or above the surface of the Property. To Seller’s knowledge, there has been no release, disposal, discharge, deposit, injection, dumping, leaking, spilling, pumping, pouring, emitting, leaching, placing or escape of any Hazardous Substance, hereinafter defined, on, in, under the surface or from the Property (hereinafter “Release”), and there is no facility in or on the Property which is used for the treatment, storage or disposal of any Hazardous Substance. Seller shall protect, defend, indemnify and hold harmless the Purchaser from and against any and all claims, demands, damages, fines,judgments, penalties, costs, liabilities, or losses (including, without limitation, any and alI clean up, removal and other remediation costs and sums paid for settlement of claims, attorneys’ fees, consultant, and expert fees, as well as any response costs under the Comprehensive Envirnnmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq, (“CERCLA”)) arising in connection with any Release which occurred prior to Closing. “Hazardous Substance” means any substance which is toxic, ignitable, reactive, corrosive, radioactive, flammable, explosive, or a human health or safety hazard, including but not limited to asbestos, petroleum products, by products and wastes, polychlorinated biphenyls (PCB’s), radon and substances defined as “hazardous substances,” “hazardous materials,” ’‘toxic substances”, or “hazardous wastes” in CERCLA; the Hazardous Materials Transportation Act, 49

U.S.C. Section 1801, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq.; the Clean Water Act, 33 U.S.C. Section 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Clean Air Act, 42 U.S.C. Section 7401 et seq.; and any other applicable statt1tes, laws, ordinances, rules and regulations of any governmental or quasi-governmental authority or body having jurisdiction over the Property.

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(m)          Executory Agreements. Seller is not a party to, and the Property is not subject to, any lease other than the Existing Lease or agreement of any kind whatsoever, written or oral, formal or informal, with respect to the Property, other than this Agreement, easements, deeds of trust, and other matters of record as of the date of this Agreement. There are no persons or entities having any approval or veto rights with respect to any matters pertaining to the Property or the surrounding property.

(n)          Conduct Prior to Closing. From and after the date of this Agreement, and while this Agreement is in effect: (i) Seller will not enter into any agreements affecting the Property without the prior written consent of Purchaser not to be unreasonably withheld until the Contingency Date, and thereafter, such consent may be withheld in Purchaser’s sole discretion; (ii) Seller shall make all payments of principal and interest as they come due under any note or other evidence of indebtedness secured by a mortgage, deed of trust or other encumbrance on the Property and otherwise perform the obligations of grantor thereunder; (iii) Seller shall not solicit, initiate or negotiate a sale of the Property or any portion thereof with any person other than Purchaser and Seller shall not enter into any agreement or lease with or grant any option or right to any person other than Purchaser with respect to the sale, transfer or conveyance of the Property or any portion thereof; (iv) Seller shall not take any othe1· action which ·would cause any representation, warranty or covenant set out herein to be untrue as of Closing without Purchaser’s prior consent, (v) Seller shall maintain the Property in substantially the same condition as of the Effective Date, and (vi) Seller shall maintain in full force and effect the insurance policies currently in effect with respect to the Property.

(o)          Lease and Lease Termination. The Lease in the form of Exhibit B shall be fully executed by Seller and/or Tenant as applicable and delivered to Purchaser (or to Purchaser’s assignee or nominee) at Closing, and a termination of the Existing Lease for the Property shall be executed by Seller and Tenant and any other tenant of the Property in substantially similar form as Exhibit C hereto.

(p)          Seller Materials. Prior to the Effective Date, Seller has delivered to Purchaser copies of the documents in Seller’s possession pertaining to the Prope1ty listed on attached Schedule 4(p) (“Seller’s Materials”). Any updates, re-certifications, revisions or amendments to the Seller’s Materials requested by Purchaser shall be at the sole cost and expense of Purchaser. Seller shall deliver to Purchaser any other agreement, document or information reasonably requested by Purchaser in Seller’s possession.

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(q)          OFAC. To the best of Seller’s knowledge, Seller is not a person or entity with whom Seller is restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury (including, but not limited to, those named on OFAC’s Specially Designated and Blocked Persons list) or under any related statute, Executive Order (including, but not limited to, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism), or other similar governmental action.

(r)          Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of Arizona, and is entitled to and has all requisite power and authority to own and operate its assets as they are presently owned and operated, to enter into this Agreement and to carry out the transactions contemplated hereby.

(s)          Insurance Notices. Seller has not received any notices from any insurance carrier insuring the Property regarding the Property.

5.           BREACH OF REPRESENTATIONS, WARRANTIES OR COVENANTS. In the event of the breach of any representation, warranty or covenant (including Closing) made herein or elsewhere in this Agreement by Seller, Seller shall indemnify, protect, defend and hold Purchaser harmless from and against all claims, demands, causes of action, losses, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and litigation costs), and charges arising as a direct or indirect consequence of such breach, including all incidental and consequential damages including loss of income. If any of the foregoing representations and warranties become untrue or inaccurate on or before the Closing Date, Seller shall immediately notify Purchaser, and Purchaser shall thereupon have the right and option as its sole and exclusive remedy at any time up to and including the Closing Date to cancel and terminate this Agreement, whereupon the Earnest Money Deposit with interest thereon shall immediately be paid to Purchaser, Seller shall reimburse Purchaser for its Investigation Costs (as defined below), and neither party sha11 have any further obligations hereunder.

6.           ITEMS TO BE DELIVERED TO PURCHASER. Within three (3) business days after the Effective Date, Seller shall deliver to Purchaser, in the form of originals or photocopies the Seller’s Materials (which may sometimes also be referred to as the “Due Diligence Items”). In the event Closing does not occur, all Due Diligence Items shall be promptly returned to Seller.

7.           INVESTIGATION OF THE PROPERTY. From and after the date of this Agreement, Seller grants to Purchaser and its agents and representatives the full right of access to the Property during reasonable times and upon coordination with Andy Ogan of Lee & Associates, Purchaser may, in addition to the items provided, or to be provided by the Seller, through its agents and representatives, conduct a complete non-invasive physical inspection of the Property including, without limitation, preparation of boundary line, spot and topographical as-built surveys, environmental and hazardous waste and substance investigations and such other engineering and mechanical inspections and investigations as Purchaser may reasonably require. Purchase!’ shall indemnify Seller against any mechanic’s liens or other claims, costs, liabilities or expenses (including attorneys’ fees) against the Property or Seller’s ownership therein resulting from Purchaser’s entry upon the Property or from Purchaser’s inspection, surveying, or other non invasive work performed by or through Purchaser and Purchaser shall restore the Property to substantially the same condition as it existed prior to such investigations. If Purchaser’s agent determines in its reasonable opinion that invasive action is needed, which may include soil sampling and boring tests, Purchaser shall obtain Seller’s written consent to do such further testing, which shall not be unreasonably withheld. In the event Seller unreasonably withholds its consent to do further testing, Purchaser may terminate this Agreement, the Earnest Money Deposit shall be returned to Purchase1’, and Seller shall reimburse Purchaser for all of its actual out-of-pocket costs and expenses incurred through such date of termination in connection with its investigation of the Prope1ty, including without limitation, Purchaser’s attorneys’ fees, up to the maximum amount of $50,000 (“Investigation Costs”).

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8.           CONTINGENCIES FOR PURCHASER’S BENEFIT. In addition to any other conditions set forth in this Agreement, Purchaser’s obligation to consummate the purchase provided for herein shall be subject to the fulfillment, by satisfaction or written waiver, in Purchaser’s sole discretion, on or before December 29, 2017 (the “Contingency Date”), of each of the following contingencies:

(a)          General Investigation. Purchaser’s full and complete satisfaction with the financial condition of the tenant, the physical, environmental and overall condition of the Property, subject only to the Purchaser’s sole judgment.

(b)          Survey, Soil and Environmental Reports. Purchaser’s approval of any surveys, soil, environmental and other· inspection reports pertaining to the Property, including, without limitation, reports on soil compaction and bearing capacity.

(c)          Utilities. Purchaser’s satisfaction that water, electrical, telephone, cable, sanitary sewer and storm sewer lines are adequate, available and accessible.

(d)          Access. Purchaser’s approval of such evidence documenting free and unrestricted access to and from the Property from dedicated public rights-of-way.

(e)          Feasibility. Purchaser’s satisfaction with the Property and use thereof, including, without limitation, Purchaser’s determination that its intended use of the Property is economically feasible, taking into account condition of the Property, parking, access to the Property, utility easements affecting the Property, engineering and architectural tests and studies, the Lease, and the financial condition of the Tenant.

(f)          Title and Survey.

(i)          Seller has received from Title Company a commitment for an ALTA owner’s policy of title insurance (“Commitment”). Purchaser’s obligations under this Agreement are subject to Purchaser’s approval, in Purchaser’s sole discretion, of (A) the Commitment reflecting good and marketable fee simple title to the Property and all easements and other rights benefiting the Property in a condition approved by Purchaser with such coverage and including such endorsements as Purchaser may require, such Commitment being in a form satisfactory to Purchaser, and (B) an ALTA survey (“Survey”) of the Property satisfactory to Purchaser and Title Company, showing completed buildings and other improvements including walkways, driveways and parking areas, if any, situated on the Property as of Closing in relationship to the final out boundaries, building lines, roadways and easements; the Survey to be certified to Purchaser and Purchaser’s Lender, and the Title Company and prepared by a registered surveyor, licensed in the State of Arizona, who is acceptable to Purchaser and Title Company and is sufficient to delete the standard survey exceptions to the title insurance policy on the Property,

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(ii)         Purchaser’s Title Objections (defined below) must be delivered to Seller in writing by no later than seven (7) business days after the Effective Date or Purchaser will be deemed to have approved the Title Commitment and all matters set forth therein. If the Survey or an update or endorsement to the Commitment delivered to Purchaser or a revision to the Survey (“Title/Survey Update”) discloses a title or Survey matter that Purchaser determines in its commercially reasonable discretion materially affects the use of the Property which was not fully disclosed in the Commitment, on the Survey or in a previous Title/Survey Update, Purchaser· may deliver to Seller, within three (3) days following Purchaser’s receipt of the Title/Survey Update a written Objection to such defect first disclosed on the Title/Survey Update accompanied by a copy of the Title/Survey Update.

(iii)        If Seller notifies Purchaser in writing that it is unable or unwilling to cure any or all matters objected to by Purchaser as provided in Section 8(f)(ii) above (“Title Objections”) on or before the date that is five (5) days after the date Seller receives written notice of Purchaser’s Title Objections, Purchaser may at its sole option (i) accept the condition of title subject to the defect(s), in which event said conditions and exceptions shall be accepted for all purposes; or (ii) reject the condition of title, in which event this Agreement shall become null and void and of no further force and effect, and the Earnest Money Deposit shall be returned without further liability of either party to the other; or (iii) cause the Title Company to insure over such defect, and, in such event, Purchaser shall pay any costs or additional premiums in order for Purchaser to obtain such insurance.

(g)          Lease. Seller, Tenant and Purchaser mutually approving the form of Lease before December 22, 2017, and which approved form of Lease shall replace and supersede the initial draft of the Lease attached as Exhibit B to this Agreement.

(h)          Guaranty. Seller, Guarantor and Purchaser mutually approving before December 22, 2017 (i) the form of guaranty of the Lease, which guaranty shall expire at the end of the Fifth Lease Year’ (as defined in the Lease) (the e1Guaranty”), (ii) the net worth (which shall not be less than $10,000,000) and the liquidity (which shall not less than $1,000,000) of each of (I) Seller and (II) the Robert F. Ellis Revocable Trust established August 4, 20IO (individually and together “Guarantor”), and (iii) evidence of authority for each Guarantor to sign and be bound by the Guaranty, including without limitation, LLC resolutions and a certificate of trust.

(i)          Financial Information for Tenant and Guarantor. Seller has approved the financial statements, federal and state tax returns, and operating statements for both Tenant and Guarantor delivered to Purchaser as part of Seller’s Materials.

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Purchaser may disapprove any of the contingencies set forth above in its sole discretion and terminate this Agreement by delivery of written notice (“Purchaser’s Disapproval Notice”) before 5:00 p.m. (Pacific Time Zone) on the Contingency Date. If Purchaser does not timely deliver Purchaser’s Disapproval Notice to Seller, then then all contingencies as set f01ih in this Article 8 shall be deemed to have been approved by Purchaser, this Agreement shall remain in full force and effect, the Earnest Money Deposit shall immediately become no1Hefundable to Purchaser (except as otherwise provided herein, including without limitation, Seller’s default hereunder) and the parties shall proceed to Closing as provided herein. If Purchaser timely terminates this Agreement as provided herein, than this Agreement shall be terminated and of no further force or effect and the Earnest Money Deposit and interest thereon shall be returned to Purchaser (less the sum of Fifty Dollars ($50.00) which shall be paid to Seller in consideration for Purchaser’s right to investigate the Property), and thereafter neither party shall have any further liability or obligation hereunder

At any time prior to the date of Closing, Purchaser shall have the right, but not the obligation, to take any and all steps desired by Purchaser to cure any defect in title, survey; or other matter relating to the Property. Nothing contained in this paragraph or any actions taken by Purchaser in furtherance of this paragraph shall negate 01· void any obligations of Seller, which Seller has agreed to undertake, to use its good faith, commercially reasonable efforts to cure any such defects, nor shall this paragraph or any actions taken by Purchaser in furtherance of this paragraph negate or void any right of Purchaser to terminate this Agreement as provided in this Section.

9.           CLOSING.

(a)          Place and Closing Date. The Closing of the purchase and sale of the Property shall take place in escrow in the offices of the Title Company on the date that is the earlier of (i) five (5) business clays after receipt of written notice from Purchaser of its desire to close or (ii) thirty (30) days after the Contingency Date, but in no event, any later than January 29, 2018, unless extended hereunder, or such other place and date as the patties may mutually agree. The date the Closing occurs shal1 be the “Closing Date.”

(b)          Possession. At Closing, Seller shall deliver possession of the Property to Purchaser free and clear of all leases, tenants, tenancies, occupancies or rights of possession of any person or entity.

(c)          Seller’s Obligations at Closing. At Closing, Seller shall, in addition to any other obligations of Seller as set forth in this Agreement, deliver or cause to be delivered to Purchaser, along with the prorated portion of the first month’s and the second month’s rent under the Lease, the following items, all of which shall be duly executed and acknowledged in recordable form, where appropriate:

(i)          Deed. The Special Warranty Deed in a form of attached Exhibit D (the “Deed”) properly executed and acknowledged by Seller, conveying fee simple title to the Property to Purchaser in accordance with the requirements of the Commitment, subject to (i) real estate taxes for the year of Closing which are not then due and payable; (ii) those restrictions, easements, building lines and conditions of record, if any, set forth in the Commitment for title insurance approved by Purchaser hereunder, and (iii) zoning regulations (the “Permitted Exceptions”). The following shall be automatically deemed not to be approved by Purchaser and shall not be deemed Permitted Exceptions: (a) standard exceptions that are typically removed by a standard Seller’s affidavit or a survey, (b) liens and monetary encumbrances, and (c) mortgages or deeds of trust or other similar documents securing a loan.

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(ii)         Lease Termination Agreement(s). Lease Termination of the Existing Lease in a form substantially similar to Exhibit C properly executed by Seller and by Tenant.

(iii)        Lease. Two (2) counterparts of the Lease in a form substantially similar to Exhibit B and approved by Purchaser under Section 8(g) above properly executed by Tenant.

(iv)        Rent Due under Lease. Cash in the amount of all rent and other sums to be paid to Purchaser by Tenant under the Lease on the Commencement Date (“Tenant's Rent”).

(v)         Releases. Written release of any lien, security interest, mortgage or deed of trust, mechanic's lien or other encumbrance affecting the Property which is not assumed by Purchaser.

(vi)        Seller's Affidavit. A Seller’s Affidavit in form reasonably satisfactory to Seller and customarily used by the Title Company to permit Purchaser to obtain the Title Policy (defined below) without the standard or general pre-printed title exceptions shown on the Commitment and in conformance with the provisions of this Agreement.

(vii)       Non-Foreign Seller Affidavit. An affidavit of Seller in form and substance satisfactory to Purchaser properly executed by Seller, setting forth Seller’s United States taxpayer identification number and certifying that Seller is not a foreign person as that term is used and defined in Section 1445 of the United States Internal Revenue Code (“FIRPTA”).

(viii)      Authority. As applicable, corporate certificates of good standing and a certified copy of resolutions of the board of directors of the corporate Seller, partners of the partnership Seller, members of the limited liability company Seller, or a copy of Seller’s trust agreement and appropriate instrument certifying the identity of all trustees and such other instruments appropriate to approve this sale and authorize the signatories of Seller hereto to execute this Agreement and to execute and deliver any and all closing documents in connection therewith.

(ix)         Guaranty. Delivery of the Guaranty (in the form approved by Purchaser under Section 8(h) above) properly executed by Guarantor.

(x)          Bill of Sale and Assignment. Two (2) counterparts of the Bill of Sale and Assignment (“Bill of Sale and Assignment”) in the form of attached Exhibit E properly executed by Seller.

(xi)         Miscellaneous. Any other documents reasonably required by this Agreement or the Title Company to be delivered by Seller or necessary to implement and effectuate the Closing hereunder, including, without limitation, documents, consents and approvals from Seller and any owners or tenants of real estate having any rights over the development of the Property, satisfactory to Purchaser.

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(d)          Purchaser’s Obligations at Closing. At Closing, Purchaser shall, in addition to any other obligations of Purchaser as set forth in this Agreement:

(i)          Purchase Price. Deliver the balance of the Purchase Price (less the Earnest Money Deposit and interest on the Earnest Money Deposit) to Seller by cashier’s check, title company check or by federal wire transfer (subject to adjustment and proration as hereinabove provided).

(ii)         Lease. Two (2) counterparts of the Lease properly executed by Purchaser.

(iii)        Bill of Sale and Assignment. Two (2) counterparts of the Bill of Sale and Assignment properly executed by Purchaser.

(iv)        Miscellaneous. Any other documents reasonably required by this Agreement or the Title Company to be delivered by Purchaser or necessary to implement and effectuate the Closing hereunder, including, without lip1itation, documents, consents and approvals from Purchaser satisfactory to Seller.

(e)          Closing Conditions.

Notwithstanding the foregoing, Purchaser shall not be obligated to close on the purchase of the Property if (i) there is a change of circumstances in any of the contingencies provided for in Section 8 which would render such contingencies unfulfilled or unsatisfied as of the Closing Date; or, (ii) each of the representations and warranties of Seller made herein are not true and correct in all material respects; or (iii) Seller has not performed all covenants and agreements made herein; or (iv) Seller has not delivered to Title Company all of the closing documents required pursuant to Section 9(c) hereof; or (v) Title Company has not unconditionally and irrevocably committed to issue to Purchaser its 2006 ALTA Owners Policy of Title Insurance in the amount of the Purchase Price, insuring that Purchaser has good and marketable fee simple title to the Property, subject only to the Permitted Exceptions (the “Title Policy”).

If all of the foregoing Closing conditions have not occurred, then Purchaser may, at Purchaser’s sole option: (A) terminate this Agreement, and if Seller is in default hereunder, exercise Purchaser’s remedy under Section 14(a) below; (B) extend the Closing Date for the number of days necessary for Seller to fulfill, satisfy or cause to be fulfilled or satisfied any such contingencies provided such Closing Date is not extended by more than thirty (30) days; (C) waive any of the foregoing contingencies and proceed to close on its purchase of the Property; or (D) if Seller is in default hereunder, file an action for specific performance of this Agreement as permitted under Section 14(a) below. If Purchaser terminates this Agreement, this Agreement shall be of no further force or effect and the Earnest Money Deposit and interest thereon shall be returned to Purchaser (less the sum of Fifty Dollars ($50.00) which shall be paid to Seller in consideration for Purchaser’s right to investigate the Property). If Seller is in default hereunder, Seller shall also pay to Purchaser its Investigation Costs and thereafter neither party shall have any further liability or obligation hereunder.

(t)          Title Company’s Duties. Immediately following the Closing, Title Company shall:

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(i)          First, record the Deed in the Official Records of the County;

(ii)         Second, cause the Title Policy to be issued to Purchaser;

(iii)        Third, (i) disburse to Seller the Purchase Price less Seller’s share of any prorated items under Sections 3(a) and (b) above, the cost of releasing all encumbrances under Section 3(c). Seller’s share of any closing expenses under Section 3(d) above, and the amount of any other closing expenses payable by Seller pursuant to the terms of this Agreement, (ii) disburse payment of all items chargeable to the account of Purchaser, (iii) disburse the Rent to Purchaser; and (iv) disburse the balance of the funds deposited by Purchaser, if any, to Purchaser in accordance with the Closing Statement approved by Purchaser; and,

(iv)        Finally,

(A)         deliver to Purchaser a conformed copy of the Deed, a fully executed Lease, Tenant’s Rent, a fully executed Bill of Sale and Assignment, the fully executed Lease Termination of the Existing Lease, the FIRPTA executed by Seller, the Guaranty executed by Guarantor and the final Closing Statement; and,

(B)         deliver to Seller a conformed copy of the recorded Deed, a fully executed Lease, a fully executed Bill of Sale and Assignment and the final Closing Statement,

10.         EMINENT DOMAIN.

(a)          Commencement of Action. In the event that at any time prior to the Closing, any notice of or proceeding shall be commenced or consummated for the taking of all or any part of the Property for public or quasi public use pursuant to the power of eminent domain or otherwise, Seller shall promptly give written notice thereof to Purchaser.

(b)          Purchaser’s Option to Cancel. The commencement or completion of any such proceeding shall have no effect on this Agreement unless Purchaser, by reason thereof, elects at its option, to cancel this Agreement by giving written notice thereof to Seller to such effect, and upon the giving of such notice, the Earnest Money Deposit with interest thereon shall be refunded to Purchaser, and thereupon this Agreement shall become null and void and of no further force or effect, with neither party having any further rights or liabilities hereunder.

(c)          Purchaser’s Right to Purchase. If Purchaser shall elect to proceed with the performance of this Agreement, notwithstanding the commencement of any such proceedings described herein, or the completion of any such taking, then Seller shall assign any and all awards and other compensation for any such taking to Purchaser, and Seller shall convey all or such portion of the Property, if any, as shall be left after such taking in accordance with the terms of this Agreement.

11.         RISK OF LOSS OR DAMAGE. The risk of loss or damage to the Property by fire or otherwise, is assumed by Seller until Closing of this transaction. In the event of such loss or damage, the Purchaser may, at Purchaser’s option, (i) terminate this Agreement and secure an immediate refund of all Earnest Money and interest thereon, or (ii) purchase the Property as is in which event all insurance proceeds shall be paid to Purchaser, and the amount of any deductible shall be reduced from the Purchase Price.

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12.         NOTICES. Any notice, request, approval, demand, instruction qr other communication to be given to either party hereunder, except those required to be delivered at Closing, shall be in writing, and shall be conclusively deemed to be delivered when personally delivered or when (a) sent by email, facsimile, telecopy or similar transmission, at the number set forth below, followed with mailing by overnight courier (as identified below) for next business clay delivery, (b) deposited for overnight delivery with an overnight courier such as Federal Express, Airborne, United Postal Service or other overnight courier service, or (c) deposited in the U. S. mail, sent by certified mail, return receipt requested, and such notices are addressed to the following addresses:

If to Seller:	Reasons Aviation, LLC 1232 West Sunrise Place Chandler, Arizona 85248 Attn: Robert Ellis Telephone: (602) 703-5898 Fax: (480) 763-8212

With a copy to:	Tiffany & Bosco, P.A. 2525 East Camelback Road, 7th Floor Phoenix, Arizona 85016 Attn: John A. Hink, Esq. Telephone: (602) 255-6099 Fax: (602) 225-0103

With a copy to:	Andy Ogan
Lee & Associates
3200 East Camelback Road, Suite 100
Phoenix, Arizona 85018
Telephone: (602) 474-9565
Fax: (602) 954-0510

If to Purchaser:	Rich Uncles NNN Operating Partnership, LP 3090 Bristol Street, Suite 550
Costa Mesa, California 92626 Attn: David A. Perduk Telephone: (949) 873-6535 Fax:N/A

With a copy to:	Daniel K. Winton, Esq.
4685 MacArthur Court, Suite 450 Newport Beach, California 92660 Telephone (949) 252-0516
Fax: (949) 476-2477

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The parties may change their respective addresses and/or telefax/telecopy numbers for the receipt of notice hereunder by giving notice thereof to the other party in accordance herewith. Notices 011 behalf of a party may be sent by that party’s legal counsel.

13.         BROKERS’ COMMISSIONS. Each party hereby represents and warrants to the other party that, in connection with this transaction, no third party broker or finder has been engaged or consulted by such party or through such party’s actions is entitled to compensation as a consequence of this transaction, except Seller’s separate agreement with its representatives at Lee & Associates. Seller and Purchaser hereby agree to indemnify, defend and hold each other harmless against any and all claims of brokers, finders or the like, and against the claims of all third patties claiming any right to commission or compensation by or through acts of such party or such party’s partners, agents or affiliates in connection with this Agreement. This mutual indemnity obligation shall include all damages, losses, costs, liabilities and expenses, including reasonable attorneys’ fees and litigation costs, which may be incurred by each party in connection with all matters against which each party is being indemnified hereunder, as applicable.

14.         DEFAULTS AND REMEDIES.

(a)          Default by Seller. In the event that any of Seller’s representations or warranties contained herein are untrue as of Closing or if Seller shall have failed to have timely performed any of its obligations, covenants and/or agreements contained herein which are to be performed by Seller, then Purchaser shall select, as its sole and exclusive remedy, one of the following:

(i)          the waive the default and close the purchase of the Property pursuant to provisions hereof; or

(ii)         specifically enforce the provisions of this Agreement (Purchaser must file any lawsuit within 45 days of the default or be deemed to have waived its right to sue); or

(iii)        cancel and terminate this Agreement and in such event all Earnest Money Deposit and interest thereon shall immediately be paid to Purchaser and if Seller is in default Seller shall reimburse Purchaser for its Investigation Costs as Purchaser’s sole and exclusive remedy.

(b)          Default by Purchaser. If Purchaser shall fail to close the purchase of the Premises as contemplated hereby clue to the default of Purchaser hereunder or otherwise defaults hereunder, then the Earnest Money Deposit and any interest thereon shall be paid to Seller as liquidated damages as Seller’s sole and exclusive remedy for such default, Seller hereby specifically waiving any and all rights which it may have to damages or specific performance as a result of Purchaser’s default under this Agreement.

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15.         MISCELLANEOUS.

(a)          Binding Effect. This Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns.

(b)          Confidentiality. The parties each agree that they will keep confidential any information designated as such by the other or not otherwise publicly available which is derived from access, investigation or information furnished by either party in connection with this Agreement, including the negotiations conducted in connection herewith, and, if the transactions contemplated hereby are not consummated, will promptly return to the other all such information and will not thereafter use such information, provided, however, following its purchase of the Property, Purchaser may use and disclose the information and materials regarding the Property it receives from Seller in the regular course of its business operations and management of the Property, including a future sale of the Property.

(c)          Person Defined. The word “person” as used herein shall include all individuals, partnerships, corporations, or any other entities whatsoever.

(d)          Exhibits/Time Periods. Any reference herein to any exhibits, addenda or attachments refers to the applicable exhibit, addendum or attachment that is attached to this Agreement, and all such exhibits, addenda or attachments shall constitute a part of this Agreement and are expressly made a part hereof. If any date, time period or deadline hereunder falls on a weekend or a state or federal holiday, then such date shall be extended to the next occurring business day.

(e)          Agreement Separable. If any provision hereof is for any reason unenforceable or inapplicable, the other provisions hereof will remain in full force and effect in the same manner as if such unenforceable or inapplicable provision had never been contained herein.

(f)           Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which will, for all purposes, be deemed to be an original, and all of which are identical. Signatures may be by facsimile or pelf electronic signature.

(g)          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Arizona.

(h)          Attorneys’ Fees. In any action or litigation between Purchaser and Seller as a result of failure to perform or default under this Agreement, the prevailing party shall be entitled to recover such reasonable attorneys’ fees and court costs as may be awarded by the court.

(i)           Survival of Representations. The representations, warranties, covenants and indemnifications contained herein shall not merge in any document delivered at Closing and shall survive Closing and be binding upon and enforceable between the parties hereto thereafter.

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(i)          Post Closing. If any of the contingencies under Section 8 hereof are not satisfied prior to Closing and Purchaser waives such contingencies for purposes of Closing hereunder, Seller’s obligations to assist Purchaser in the satisfaction of the contingencies hereunder shall survive Closing for ninety (90) days and Seller shall use its reasonable efforts to assist Purchaser in completing and satisfying such matters thereafter.

(k)          Entire Agreement. This Agreement constitutes the entire agreement between Seller and Purchaser, and there are no other covenants, agreements, promises, terms and provisions, conditions, undertakings or understandings either oral or written, between them concerning the Property other than those herein set forth. No subsequent alteration, amendment, change, deletion or addition to this Agreement shall be binding upon Seller or Purchaser unless in writing and signed by both Seller and Purchaser.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

SELLER:	REASONS AVIATION, LLC, an Arizona limited
liability company

	By:	/s/ Robert F. Ellis
Robert F. Ellis, its
Manager

PURCHASER:	RICH UNCLES NNN OPERATING
PARTNERSHIP, LP, a Delaware limited partnership

	By:	RW Holdings NNN REIT, Inc. a Maryland corporation, its General Partner

	By:	/s/ David A. Perduk,
David A. Perduk, its Chief Investment Officer

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